Bruce Markets LLC

Exhibit 1-Schedule A

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Ownership Codes:	NA - less than		B - 10% but less than 25%	D - 50% but less than 75%
	A	- 5% but less than 10%	C - 25% but less than 50%	E - 75% or

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BRUCE MARKETS HOLDINGS LLC	DE	MANAGING MEMBER	08/2024	E	Y	N	99-4269919
INGLOT, KATARZYNA	I	CHIEF COMPLIANCE OFFICER	07/2025	NA	Y	N	4902558
LISH, MICHAEL K	I	CHIEF OPERATING OFFICER, PRINCIPAL OPERATIONS OFFICER	09/2024	NA	N	N	4539941
WALLACH, JASON	I	CHIEF EXECUTIVE OFFICER	01/2025	NA	Y	N	4918286
RUHANA, GEORGE WILLIAM	I	CHAIR – BOARD OF DIRECTORS, BRUCE MARKETS HOLDINGS LLC	07/2025	NA	Y	N	5517069
D'AUGE, RALPH ANTHONY	I	FINOP/PRINCIPAL FINANCIAL OFFICER	07/2025	NA	Y	N	4664611